UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

SHELLS SEAFOOD RESTAURANTS, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

822809

(CUSIP Number)

John N. Giordano, Esq., 220 South Franklin St.,

TAMPA, FLORIDA 33602 (813) 224-9255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2004*

(Date of Event which Requires Filing of this Statement)

*	The beneficial ownership reported herein is in the form of a detachable warrant which is immediately exercisable.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Shells Investment Partners, LLC (IRS ID# 26-0002173)

J. Stephen Gardner

John N. Giordano

Thomas R. Newkirk

Linn D. Heaton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Florida (Shells Investment Partners, LLC) U.S.A. (J. Stephen Gardner) U.S.A. (John N. Giordano) U.S.A. (Thomas R. Newkirk) U.S.A. (Linn D. Heaton)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

445,400 (Shells Investment Partners, LLC)(Note 1)

72,749 (J. Stephen Gardner)(Note 2)

72,749 (John N. Giordano)(Note 2)

151,436 (Thomas R. Newkirk)(Note 2)

148,466 (Linn D. Heaton)(Note 3)

  8.    Shared Voting Power

-0- (Shells Investment Partners, LLC)

-0- (J. Stephen Gardner)

-0- (John N. Giordano)

-0- (Thomas R. Newkirk)

-0- (Linn D. Heaton)

  9.    Sole Dispositive Power

445,400 (Shells Investment Partners, LLC)(Note 1)

72,749 (J. Stephen Gardner)(Note 2)

72,749 (John N. Giordano)(Note 2)

151,436 (Thomas R. Newkirk)(Note 2)

148,466 (Linn D. Heaton)(Note 3)

10.    Shared Dispositive Power

-0- (Shells Investment Partners, LLC)

-0- (J. Stephen Gardner)

-0- (John N. Giordano)

-0- (Thomas R. Newkirk)

-0- (Linn D. Heaton)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

445,400 (Shells Investment Partners, LLC)(Note 1)

72,749 (J. Stephen Gardner)(Note 2)

72,749 (John N. Giordano)(Note 2)

151,436 (Thomas R. Newkirk)(Note 2)

148,466 (Linn D. Heaton)(Note 3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.

Percent of Class Represented by Amount in Row (11)

9.53% (Shells Investment Partners, LLC)(Note 4)

1.55% (J. Stephen Gardner)(Note 4)

1.55% (John N. Giordano)(Note 4)

3.40% (Thomas R. Newkirk)(Note 4)

3.17% (Linn D. Heaton)(Note 4)

14.	Type of Reporting Person (See Instructions) OO (Shells Investment Partners, LLC) IN (J. Stephen Gardner) IN (John N. Giordano) IN (Thomas R. Newkirk) IN (Linn D. Heaton)

Note 1 - Consists of shares of the Company’s Common Stock issuable upon the exercise of a warrant which is immediately exercisable.

Note 2 - Thomas R. Newkirk owns 51% of Shells Investment Partners, LLC. J. Stephen Gardner and John N. Giordano each own 24.5% of Shells Investment Partners, LLC. Amounts reflect (a) beneficial ownership of shares of the Company’s Common Stock issuable to Shells Investment Partners, LLC upon the exercise of a warrant referenced in Note 1, and (b) the assignment to Linn D. Heaton of a 33.33% interest in Shells Investment Partners, LLC’s warrant referenced in Note 1.

Note 3 - The amount reflects (a) beneficial ownership of shares of the Company’s Common Stock issuable to Shells Investment Partners, LLC upon the exercise of a warrant referenced in Note 1, and (b) the assignment of a 33.33% interest in Shells Investment Partners, LLC’s warrant referenced in Note 1.

Note 4 - Assumes (a) the exercise in full of the warrant referenced in Note 1, and (b) the assignment to Linn D. Heaton of 33.33% interest in Shells Investment Partners, LLC’s warrant referenced in Note 1.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value, of Shells Seafood Restaurants, Inc., a Delaware corporation (“Company”). The address of the principal executive office of the Company is 16313 N. Dale Mabry Highway, Suite 100, Tampa, Florida 33618.

Item 2. Identity and Background.

Shells Investment Partners, LLC

Item 2(a).        Name: Shells Investment Partners, LLC.

Item 2(b).        Business Address:        100 S. Ashley Drive, Suite 1650
                                                                           Tampa, FL 33602

J. Stephen Gardner

Item 2(a).        Name: J. Stephen Gardner

Item 2(b).        Business Address:         220 S. Franklin Street

                                                                   Tampa, FL 33602

John N. Giordano

Item 2(a).        Name: John N. Giordano

Item 2(b).        Business Address:        220 S. Franklin Street

                                                                  Tampa, FL 33602

Thomas R. Newkirk

Item 2(a).        Name: Thomas R. Newkirk

Item 2(b).        Business Address:        100 S. Ashley Drive, Suite 1650

                                                              Tampa, FL 33602

Linn D. Heaton

Item 2(a).        Name: Linn D. Heaton

Item 2(b).        Business Address:         319 Clematis Street, Suite 702

                                                               West Palm Beach, FL 33401

Item 2(c).        Occupation:

J. Stephen Gardner, Co-Managing Member of Shells Investment Partners, LLC, is employed by the law firm of Bush Ross Gardner Warren & Rudy, P.A.; John N. Giordano, Co-Managing Member of Shells Investment Partners, LLC, is employed by the law firm of Bush Ross Gardner Warren & Rudy, P.A.; Thomas R. Newkirk, Co-Managing Member of Shells Investment Partners, LLC, is employed by the accounting firm of Pender Newkirk & Co.; and Linn D. Heaton is a private investor.

Item 2(d).        Criminal Proceedings:

During the last five years none of Shells Investment Partners, LLC, J. Stephen Gardner, John N. Giordano, Thomas R. Newkirk, and Linn D. Heaton has been convicted in a criminal proceeding.

Item 2(e).        Civil proceedings:

During the last five years none of Shells Investment Partners, LLC, J. Stephen Gardner, John N. Giordano, Thomas R. Newkirk, and Linn D. Heaton has been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding violation with respect to such laws.

Item 2(f).        Citizenship:

Florida (Shells Investment Partners, LLC)

U.S.A. (J. Stephen Gardner)

U.S.A. (John N. Giordano)

U.S.A. (Thomas R. Newkirk)

U.S.A. (Linn D. Heaton)

Item 3.        Source and Amount of Funds or Other Consideration.

OO—Transaction reported represents sale of securities. See original Schedule 13D filed on December 2, 2002 for statement of source of funds upon initial acquisition of the warrants referenced in Note 1 above.

Item 4.        Purpose of Transaction.

On June 23, 2004, Shells Investment Partners, LLC entered into a securities purchase agreement with GCM Shells Seafood Partners, LLC (“GCM”) and Trinad Capital, L.P. (“Trinad”), pursuant to which, among other things, Shells Investment Partners, LLC transferred to GCM and Trinad Capital a 15% senior secured promissory note of the Issuer due January 31, 2005 in the principal amount of $1,000,000 and detachable warrants exercisable into an aggregate of 4,008,615 shares of Common Stock, with an exercise price of $0.16 per share. Prior to consummation of the above referenced transaction, Shells Investment Partners, LLC held a detachable warrants exercisable into an aggregate of 4,454,015 shares of Common Stock. After consummation of the above referenced transaction, Shells Investment Partners, LLC held detachable warrants exercisable into an aggregate of 445,400 shares of Common Stock.

Item 5.        Interest in Securities of Shells.

(a) Shells Investment Partners, LLC holds a warrant to purchase 454,400 shares of the Company’s Common Stock which is immediately exercisable.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Persons, see Rows 7-10 of the cover page.

(c) Other than the transfer of the note and warrant being reported hereby, no transactions in the Common Stock were effected by Shells Investment Partners, LLC, J. Stephen Gardner, John N. Giordano, Thomas R. Newkirk, and Linn D. Heaton during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Shells.

Each of J. Stephen Gardner, John N. Giordano, and Thomas R. Newkirk resigned as members of the Company’s Board of Directors.

Item 7.        Material to be Filed as Exhibits.

Exhibit	1 Securities Purchase Agreement (incorporated by reference to Exhibit 10.01 to the Issuer’s Form 8-K, filed with the SEC on June 25, 2004).

[signatures follow on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2004	/s/ John N. Giordano
John N. Giordano, Co-Managing Member of Shells Investment Partners, LLC